Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Armada Hoffler Properties, Inc. for the sale of shares of common stock, preferred stock, depositary shares, warrants, and rights and to the incorporation by reference therein of our report dated March 31, 2014, with respect to the consolidated and combined financial statements and schedule of Armada Hoffler Properties, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Richmond, Virginia

May 30, 2014